PMU News Release #08-11
TSX, AMEX Symbol PMU

October 3, 2008

Pacific Rim Mining Provides Update on Denton-Rawhide Landfill Agreement

The Denton-Rawhide Joint Venture (the “Rawhide JV”), of which Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is a 49% participant along with 51% operating partner Kennecott Rawhide Mining Company (a subsidiary of Rio Tinto, LLC), is currently in discussions with Nevada Resource Recovery Group (“NRRG”) related to the terms of the October 2004 Property Purchase and Sale Agreement (the “Agreement”). Under the Agreement, NRRG has agreed, subject to certain conditions, to purchase from the Rawhide JV the lands occupied by the dormant Denton-Rawhide open pits, on which it intends to build and operate a landfill site for non-hazardous municipal waste. The Rawhide JV will receive compensation for the transfer of this property primarily in the form of ‘tipping fees’ (akin to a royalty) over the life of the landfill operation. Additional details of the Agreement are available in Pacific Rim news releases #04-16 and #07-09 available on the Company’s website.

Due to changing market conditions, NRRG has requested revisions to the terms of the Agreement that could impact the timing of closing and a delay to the commencement of operations by NRRG. The Rawhide JV is currently considering this request.

In a related development, the Rawhide JV has successfully completed its purchase of a number of small parcels of federal land contained within the Denton-Rawhide open pits. The purchase of these land parcels from the Bureau of Land Management was the Rawhide JV’s obligation and satisfies a key condition required for closing of the Agreement.

About the Company
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and with development and exploration assets in Central America. Pacific Rim’s primary asset and focus of its growth strategy is the El Dorado gold project in El Salvador. The Company is also generating and exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward Looking Information
Information set forth in this document concerning the Company’s plans for its properties, operations and other matters may involve forward-looking statements. By their nature, forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management, and are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the outcome of current discussions regarding the Denton-Rawhide Property Purchase and Sale Agreement; the impact of possible renegotiation scenarios on the value of the asset to the Company; and other risks and uncertainties related to the Company’s prospects, properties and business strategy factors detailed in the Company’s Canadian and U.S. regulatory filings.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors should review the Company’s disclosure of Risks and Uncertainties in its Annual and Quarterly reports as filed on SEDAR in Canada and EDGAR in the U.S., and are cautioned against attributing undue certainty to forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com